Sub-Item 77C

         Dreyfus NEW YORK TAX EXEMPT intermediate bond Fund

           MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

     A Special Meeting of Shareholders of Dreyfus New York Tax Exempt Intermediate Bond Fund (the "Fund") was held on January 21, 2003. Out of a total of 20,479,869.520 shares ("Shares") entitled to vote at the meeting, a total of 13,142,696.367 were represented at the Meeting, in person or by proxy. The following matter was duly approved of the holders of the Fund's outstanding Shares as follows:

      The Fund's Charter was amended to permit the issuance of additional classes of shares.


      AFFIRMATIVE VOTES             AGAINST VOTES
      ABSTAINED VOTES
       10,665,098.142               1,757,391.221
          720,207.004